Exhibit 99.1

Cheche Group Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, September 19, 2025 /PRNewswire/ — Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced it has received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market Inc. (“Nasdaq”) dated September 18, 2025, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously announced, the Company received a notification letter dated June 5, 2025 (the “Notification Letter”) from Nasdaq indicating that the closing bid price of the Company’s Class A ordinary shares has been below the minimum bid price of US$1.00 required for continued listing under the Nasdaq Listing Rule 5550(a)(2) for a period of 31 consecutive business days. According to the Notification Letter, if at any time during the 180-day compliance period, the closing bid price of the Company’s Class A ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. According to the Compliance Notice, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater for 12 consecutive business days from September 2, 2025 to September 18, 2025. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 101 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185